EVCARCO,INC.
7703 Sand St
Fort Worth, TX 76118
(817)595-0710 / (817)595-0755 Fax

Ms. Julie Bell
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC 20549

Re:	EVCARCO, Inc. Registration Statement on Form S-1 Amendment 2 Filed May 1, 2009 File No. 333-158293

Dear Ms. Bell

             Evcarco,Inc. (“ Evcarco,” the “Company”) responds as follows to the Staff’s comments dated May 12, 2009 relating to the above-captioned registration statement. Captions and sections heading herein will correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy which has been marked with the changes from Amendment No. 1.

Corporate Background and Business Overview, page  5

1.	We note your response to our prior comment 1. Please disclose the number of new car franchised dealerships you currently have and the number of new and used vehicles you have currently sold.

Response to comment#1:    We have revised this section to clarify that the company has one location at this time.  Furthermore the company has sold 4 new ZENN cars and 10 used cars.

2.
Please quantify the amount of additional financing and capital you require to continue operations. Additionally, please revise the section to disclose your monthly “burn rate” and when you will run out of funds at your current “burn rate.”

Response to comment #2:  We have included the following amount of additional capital needed per location to be $1,200,000.00 per retail dealership for, vehicle Inventory, office & maintenance equipment, personnel, marketing/advertising. We have also disclosed our “burn rate” to be $55,000.00 per month, between 90 – 120 days before funds are depleted.

Ms. Julie Bell
Securities and Exchange Commission

Our Business, page 22

3.
We note your response to our prior comment 1 and reissue in part. Please revise this sectionto  discuss the actual state of your company with respect to importing and distributing cars from foreign manufacturers. To the extent you wish to discuss your future aspirations, the discussion should be  balanced with a time frame for implementing such future plans and any obstacles involved before you can commence to import and distribute cars, so state and please file such agreements.

Response to Comment # 3:   To clarify, Evcarco does not have nor do they plan on directly importing or distributing any vehicles imported or otherwise. Evcarco is a retailer and will only sell vehicles from licensed manufacturers by the U.S. Government. The company will be continually researching licensed manufacturers for new product lines for Evcarco dealerships to retail.

4.	We note your response to our prior comment 6 and reissue in part. Please discuss what products and services are provided by Solus International Corp. and Electric City Motors Co.

Response to Comment # 4:   Both Solus International, and Electric City Motors will provide new fully electric car model s (the “COCO “from Solus and “Current” from Electric City Motors) to Evcarco dealership for retail sale and service along with necessary repair parts.

Exhibits General

5.
We note you filed the agreements with Electric City Motors North America and Ronn MotorCompany as well as the Evidence of Franchise  pursuant to Item 601(b)(4) of Regulation S-K. As Item 601(b)(4) relates to exhibits that are instruments defining the rights of security holders, including indentures, please advise as to how these agreements fit within Item 601(b)(4).

Response to Comment # 5:   These exhibits were erroneously numbered and have been renumbered to reflect that they are “material contracts” and not instruments defining the rights of security holders.

Ms. Julie Bell
Securities and Exchange Commission

Exhibits 4.1 and 4.3

6.
Please advise as to whether Evcarco has entered into any Definitive Franchise Agreement (assuch term is used in paragraph 1 of the agreements), Definitive Agreement (as such term is used in paragraph 2 of the agreements) or Franchise Dealer Agreement (as such term is used in paragraph 5 of the agreements0 with Electric City Motors North America or Ronn Motor Company. If so please file such agreements as exhibits to the registration statement.

Response to Comment #6:  Evcarco at this time has not entered in to any final agreements Franchise or otherwise with either Electric City Motor Company North America, or Ronn Motor Company. If and when the company should have a Franchise Agreement in place the Company will properly file such agreements  with the Securities and Exchange Commission.

Exhibit 4.3

7.
We note you have filed an Evidence of Franchise as exhibit 4.3. The Evidence of Franchise doesnot appear to be a written agreement between you and Zenn Motor Company Limited but instead appears to authorize you to enter into a written Franchise Agreement with Zenn Motor Company Limited. Please advise. If this is the only agreement with Zenn Motor Company Limited , please revise the disclosure  in the “Our Business” section of the prospectus accordingly. If there is any agreement in place with Zenn Motor Company Limited, please file such agreement as an exhibit to the registration statement.

Response to Comment #7:   Evcarco does have a Definitive Franchise Agreement with Zenn Motor Company Limited, which we are filing as Exhibit 10.4 to the Registration Statement.

Response Letter

8.
We note the acknowledgments made in the second to last paragraph of the company’s responseletter as submitted by counsel to the company. Please include with the next response letter a statement signed by a representative of the company that includes the acknowledgments.

Response to Comment #8:   Evcarco will have Mr. Dale Long CEO/President sign his acknowledgment of the response letter to the Securities and Exchange Commision.

Ms. Julie Bell
Securities and Exchange Commission

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:

•
The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of this disclosure in the filing: and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

*****************

Evcarco trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact Dale Long CEO/President EVCARCO,INC. at (877)-693-8227 or William D. O’Neal at The O’Neal Law Firm. P.C, at (480) 812-5058 if you have any questions

   Very truly yours,

/s/ Dale Long

Dale Long CEO/President